

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2020

Edward Sitar
Chief Financial Officer
9 Meters Biopharma, Inc.
8480 Honeycutt Road, Suite 120
Raleigh, North Carolina 27615

>   **Re: 9 Meters Biopharma, Inc.**
>   **Form 10-Q for Fiscal Quarter Ended June 30, 2020**
>   **Filed August 13, 2020**
>   **File No. 001-37797**

Dear Mr. Sitar:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences